15046792

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
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FEB 27 2015
Washington DC
403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trout Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

740 Broadway – 9th Floor
(No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Fassberg

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

XAB 3/4

3/5/15

OATH OR AFFIRMATION

I Jonathan Fassberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trout Capital LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

CHRISTOPHER WONG
NOTARY PUBLIC, STATE OF NY
NO. 01WO5068228
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES OCT. 28, 2018

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TROUT CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Cornick Garber Sandler
Certified Public Accountants & Advisors

Report of Independent Registered Public Accounting Firm

To the Members
Trout Capital LLC

We have audited the accompanying statement of financial condition of Trout Capital LLC (the "Company") as of December 31, 2014 that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 ("SEC Rule 17a-5") and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 in conformity with accounting principles generally accepted in the United States.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 24, 2015

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale NY 11553-3600 T 516.542.9030 F 516.542.9035
cgscpa.com

TROUT CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Assets	
Cash	$2,756,073
Accounts receivable	1,035,423
Investments	471,302
Prepaid expenses	102,071
Property and equipment (at cost, less $68,559 accumulated depreciation)	112,820
Total assets	$4,477,689
Liabilities	
Accounts payable and accrued expenses	70,267
Income taxes payable	80,000
Deferred income	75,000
Due to affiliate	1,582,399
Deferred tax liability	14,252
Total liabilities	1,821,918
Member's equity	2,655,771
Total Liabilities and Member's Equity	$4,477,689

The accompanying notes are an integral part of this financial statement.

NOTE A - Nature of Business

Trout Capital LLC (the "Company") was formed as a limited liability company under the laws of New York State on November 13, 2003. The Company conducts business as a broker dealer and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company earns placement fees for assisting its clients in identifying and contacting various potential investors and management fees and selling concessions for underwriting transactions. The Company is not registered in accordance with Section 15 of the Securities Exchange Act, and does not carry customer accounts, handle customer funds or securities, nor transact business in securities through a medium of any member of a national securities exchange. Accordingly, the Company is exempt from SEC Rule 15c-3-3 under Section (k)(2)(i).

NOTE B - Summary of Significant Accounting Polices

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. At December 31, 2014, the Company's cash balances exceed that limit by approximately $2,511,000.

NOTE B - Summary of Significant Accounting Polices (Continued)

Investment Valuation

Although the Company does not trade for its own account, it may from time to time receive stock warrants as part of its compensation. The Company treats those investments as trading securities and recognizes income for the fair value of the securities received. The investments are fair valued again at each balance sheet date with the difference recognized as unrealized gain or loss until disposition. See Note C for a discussion of fair value measurements.

Revenue Recognition

Currently, the Company deals exclusively with clients in the biotechnology industry. The Company engages in the private placement and underwriting of securities on a best efforts basis and the provision of consulting and advisory services. Revenue from consulting and advisory services is recognized as services are performed. Underwriting fees include both management fees and selling concessions for transactions in which the Company acts as an underwriter. These fees are recognized upon settlement, net of any syndicate expenses, which are allocated to the Company as a co-manager. Revenue from private placements is recognized when the transaction closes. Given the nature of the Company's business, the majority of its annual fees and commissions are earned from different customers. For the year ended December 31, 2014, two customers accounted for 50% of total revenues, the largest of which accounted for 38%.

Accounts Receivable

Accounts receivable are recorded at net realizable value, which includes an appropriate allowance for estimated uncollectible accounts. The allowance for estimated doubtful accounts is based on the Company's history of write-offs, the level of past due accounts, and its relationship with, and the economic status of, its clients. Management believes that all accounts at December 31, 2014 are fully collectible. Therefore, no allowance for doubtful accounts is deemed required at December 31, 2014.

Property and Equipment

Furniture and equipment are being depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are being depreciated using straight-line method over the life of the lease. Expenditures which do not extend the useful lives of the related assets are expensed as incurred.

NOTE B - Summary of Significant Accounting Polices (Continued)

Shared Operating Expenses

The Company shares various operating expenses with The Trout Group LLC, which is affiliated through common ownership. Operating expenses such as rent, utilities, office salaries, employee benefits and general office are allocated pursuant to an agreement between the parties (see Note F).

Income Taxes

The Company has elected to be treated as a limited liability company and is not subject to federal and certain state income taxes. Accordingly, its operations are reportable on the individual income tax returns of the Company's members and related income taxes thereon are payable by them. Income taxes on the statement of income for the year ended December 31, 2014 consist of California and New York State LLC fees, and New York City Unincorporated Business Taxes.

A deferred tax provision has been recorded at year end to account for the potential future tax liability arising from the unrealized gain on investments.

Generally accepted accounting principles clarifies the accounting for uncertain tax positions recognized in the Company's financial statements by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. As of December 31, 2014, the Company does not believe it has any uncertain tax positions that would qualify for either recognition or disclosure in the financial statements. Income tax returns for the years ended December 31, 2011, 2012, and 2013 remain open to examination by federal, state and local income tax authorities.

NOTE C - Fair Value Measurements

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and, establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset of liability or, in the absence of principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by generally accepted accounting principles, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

NOTE C - Fair Value Measurements (Continued)

Level 1 inputs to the valuation hierarchy are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and many include the Company's own data.

All of the Company's investments at December 31, 2014 comprise warrants in a non-public and publicly traded companies (see Note B) and involve Level 3 inputs. The Company calculates the fair value of its warrants using the Black-Scholes model which is a mathematical calculation where the fair value of the warrant is a function of the present market value of the underlying security, the exercise price, the time frame until expiration of the warrant, the risk-free discount rate and the average volatility in the price of the underlying security. Warrants in non-public entities with no recent equity transactions are valued at zero. The following summarizes its activity in the warrants for the year ended December 31, 2014.

	Beginning Balance	Purchases, Issuances and Settlements	Unrealized Gains Related to Assets Held at Year-end	Ending Balance
Common stock warrants:				
Biotechnology	$ -	$ 41,727	$ 429,575	$ 471,302

NOTE D - Property and Equipment

Property and equipment as of December 31, 2014 consists of:

Cost:		Estimated Useful Life
Furniture and fixtures	$ 40,114	5 years
Leasehold Improvements	125,000	Life of lease
Computer software	16,264	5 years
Total	181,378	
Less accumulated depreciation	(68,558)	
Net	$112,820	

NOTE E - Members' Equity

Pursuant to an operating agreement, effective May 1, 2006, the Company created various classes of members as follows:

Class A members were registered representatives of the Broker/Dealer and are entitled to an allocation of the profits of the Company.

Class B members were the original members, are nonvoting, and share only in the profit and loss of the Company.

Class C members become such upon the termination, resignation, death or disability of a Class A member.

Effective January 1, 2014, the ownership of the Company was restructured into a single member LLC upon the redemption of the membership interest of one of the Class A members. The single member LLC, Trout Group Holdings LLC is owned by the remaining members of the former Class A and Class B interests.

NOTE F - Related Party Transactions

Shared Expenses

As discussed in Note B, the Company has entered into an agreement with an affiliate, The Trout Group LLC, wholly owned by Trout Group Holdings LLC, to share various operating expenses, including the base salaries and bonuses for employees who qualify as registered representatives. Shared expenses for 2014 including allocated bonuses of $2,812,200, totaled $5,533,815. At December 31, 2014, the total amount due to The Trout Group LLC was $1,582,399.

NOTE G - Net Capital

Trout Capital LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2014, the Company's net capital exceeded the minimum requirement by $827,896. The ratio of aggregate indebtedness to net capital was 1.90 to 1.